                                        [Letterhead of Schulte Roth & Zabel LLP]

March 1, 2007

Ms. Kristin Lockhead, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010

Dear Ms. Lockhead:

On behalf of Ames True Temper, Inc. (the "Company"), we have set forth below the response of the Company to the comment letter of the staff (the "Staff") of the
Securities and Exchange Commission (the "Commission") dated February 20, 2007 with respect to the Form 8-K of the Company filed with the Commission on
February 20, 2007. For your convenience, the Company has set forth below the
Staff's comment, in italics, followed by the Company's response thereto.

1. WHEN YOU ENGAGE A NEW ACCOUNTANT, PLEASE REPORT THE ENGAGEMENT IN A NEW FORM
8-K AND COMPLY WITH THE REQUIREMENTS OF REGULATION S-K ITEM 304(A)(2). IN MAKING
ANY DISCLOSURES ABOUT CONSULTATIONS WITH YOUR NEW ACCOUNTANTS, PLEASE ENSURE YOU
DISCLOSE ANY CONSULTATIONS UP THROUGH THE DATE OF ENGAGEMENT.

The Company will comply with the Staff's request to file a new Form 8-K when it engages a new accountant.

The Registrant acknowledges that:

     o    the Registrant is responsible for the adequacy and accuracy of the disclosure in filings with the Commission;

     o    comments by the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o    the Registrant may not assert comments by the Staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact David M. Nuti at (717) 730-2576 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ James Nicoll

James Nicoll

cc: David M. Nuti, Ames True Temper, Inc.
    Michael Littenberg, Schulte Roth & Zabel LLP